April 10, 2008

Mr. Chris White, Branch Chief

U.S. Securities and Exchange Commission

Washington D.C. 20549-7010

Re: Razor Resources Inc.

Form 10-QSB for Three Months Ended January 31, 2008

Filed March 14, 2008

File No. 0-51973

Dear Mr. Newberry:

In response to your requests/comments communicated via the phone on April 9, 2008, please see our reply below:

1. In relation to the response letter filed on March 14, 2008, the Company acknowledges that,

        - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

        - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and

        - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

2. Please find the statement of cash flow revised as per your comments on the Form 10QSB for the three month period ended January 31, 2008.

Furthermore, we are formally requesting permission to allow our Company to add the following two columns to the statement of cash flow for filings going forward: a column stating data for the three months ended of the current period and comparative three month data for the previous fiscal year.

Sincerely,

/s/ Jordan Welsh

Mr. Jordan Welsh, President

Razor Resources Inc.